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                                                                  EXHIBIT (d)(2)

                                October 26, 2000


R&B Falcon Corporation
901 Threadneedle Plaza
Houston, Texas 77079

Ladies and Gentlemen:

      Reference is made to the Agreement and Plan of Merger dated as of August 19, 2000 (the "Merger Agreement") by and among Transocean Sedco Forex Inc., a company incorporated under the laws of the Cayman Islands ("Parent"), Transocean Holdings Inc., a company organized under the laws of Delaware and a direct wholly owned subsidiary of Parent, TSF Delaware Inc, a company organized under the laws of Delaware and a direct wholly owned subsidiary of Sub, and R&B Falcon Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not defined herein have the meanings given to them in the Merger Agreement.

      Section 7.1 of the Merger Agreement provides, among other things, that except as expressly contemplated by any other provisions of the Merger Agreement or unless Parent consents, the Company shall not (a) issue any shares of its capital stock or otherwise change its capitalization as it existed on the date of the Merger Agreement or (b) redeem, purchase or otherwise acquire any shares of its capital stock, or make any commitment to do so. Section 7.20 of the Merger Agreement provides that after adoption of the Merger Agreement and approval of the Company Charter Amendment by the holders of Company Common Stock and if Parent and the Company are each satisfied that the other conditions to effect the merger have otherwise been fulfilled, the Company shall commence and consummate a public offering of Company Common Stock and shall use the proceeds therefrom to redeem shares of Company Redeemable Preferred Stock having an aggregate liquidation preference of up to $105 million.

      In the context of the provisions of the Merger Agreement listed above, Parent has considered the proposed public offering of Company Common Stock as well as the proposed tender offer for and, if required, the redemption of the Company Redeemable Preferred Stock, and hereby consents to (i) the proposed public offering (the "Offering") on the terms and conditions set forth in the Underwriting Agreement dated October 26, 2000 between the Company and the underwriters named therein, so long as (A) the Company commences the Tender Offer (as hereinafter defined) and (B) (subject to completion of the Offering) the Company gives notice of the Redemption (as hereinafter defined), thereafter complies with all applicable terms of the Company Redeemable
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Preferred Stock in connection with the Redemption (including the obligation to pay the redemption price in cash when due), and does not withdraw, revoke or amend the notice of Redemption, (ii) the proposed tender offer for shares of the Company Redeemable Preferred Stock (the "Tender Offer") on the terms and conditions set forth in the Offer to Purchase dated October 26, 2000 and the Dealer Managers Agreement dated October 26, 2000 between the Company and the dealer managers named therein, (iii) the proposed redemption (the "Redemption") of 105,000 shares of Company Redeemable Preferred Stock (or such lesser number as remains outstanding on the redemption date) with a portion of the proceeds of the public offering described above as described in the Offer to Purchase, and
(iv) all related actions that the Company is required to take in connection therewith; provided, that Parent may withdraw its consent to the Tender Offer at any time prior to the expiration date of the Tender Offer; and provided, further, that the Company shall not waive any conditions to or amend, extend, terminate (other than termination for nonsatisfaction of any condition to the Tender Offer, provided that the Company has used reasonable efforts (including extending the Tender Offer) to cause the action or proceeding by any person other than a governmental entity to be dismissed or withdrawn) or otherwise modify the Tender Offer without the prior written consent of Parent.

            IN WITNESS WHEREOF, Parent has caused this consent to be executed on its behalf on the date first written above.

                                    TRANSOCEAN SEDCO FOREX INC.

                                    By     /s/ BOB L. LONG
                                       ------------------------------------
                                    Name:  Bob L. Long
                                    Title: Executive Vice President and CFO